

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

Re: Syra Health Corp
    Draft Registration Statement on Form S-1
    Submitted November 2, 2022
    CIK No. 0001922335

Dear Deepika Vuppalanchi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 2, 2022

Cover Page

1. We note your disclosure regarding the dual-class structure of your common stock. Please disclose the percentage of total voting power that the holders of Class B common stock will have following this offering. Please also clarify whether such holders will together own a controlling interest in you and make conforming changes to your risk factor on page 21, which states that "the holders of our Class B common stock <u>could</u> continue to control a majority of the combined voting power of our common stock" (emphasis added). To the extent that such holders will own a controlling interest, also disclose here and in your risk factors the specific percentage of outstanding shares that the holders of Class B common stock must keep to continue to control general corporate matters

submitted to shareholders for approval, and identify the specific "corporate matters" as you do on page 4. Additionally, please disclose that the shares of Class B common stock are automatically convertible upon transfer, as you do on page 61. If you would be considered a "controlled company" under your applicable exchange listing standards, please disclose so and discuss whether you will utilize any related exemptions to governance rules such standards. Please make conforming changes to your Selling Stockholder Prospectus cover page.

Risk Factors
"Even if this offering is successful . . . ", page 9

2.   We note your disclosure that "[t]he sale of additional equity or convertible securities may dilute our stockholders." Here, or as a new risk factor, please disclose that future issuances of shares of Class B common stock may be dilutive to the holders of Class A common shares, particularly with respect to their voting power.

"The novel coronavirus ("COVID-19") pandemic has adversely impacted . . . ", page 11

3.   We note your disclosure that "the COVID-19 pandemic negatively impacted revenue for the year ended December 31, 2021, as we saw reduced revenue from our professional staffing services." As your disclosure on page 35 states that "[t]here were no revenues recognized during the period from November 20, 2020 (inception) through December 31, 2020," please revise to explain how revenue decreased in 2021.

"Our principal stockholders will continue to have significant influence . . . ", page 21

4.   We note your disclosure that "[o]ur founders, executive officers, directors, and other principal stockholders, in the aggregate, beneficially own   % of our outstanding stock." Please revise to disclose which individuals are included within such group and also disclose the total percentage of voting power that such group will hold following the offering. To the extent that such group of principal stockholders is distinct from the holders of shares of Class B common stock as a group, please revise to state as much and discuss the related risks as a result of concentrated voting power.

Information Regarding Forward-Looking Statements, page 25

5.   We note your disclosure that "[w]e undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations." Please revise to remove this statement disclaiming responsibility for your disclosure.

Use of Proceeds, page 27

6.   Please state the approximate amount of net proceeds intended to be used for each of the purposes listed here. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

7. We note your disclosure on page 11 that, "[i]n times of economic downturn and inflation, permanent full-time and part-time healthcare facility staff are generally inclined to work more hours and overtime, resulting in fewer available vacancies and less demand for our services," as well as your discussion of the risks associated with the COVID-19 pandemic. In connection therewith, please address the extent to which your operations have been materially impacted by recent inflationary pressures and the COVID-19 pandemic.

Line of Credit, page 34

8. Please indicate the amount currently outstanding under your business loan agreement with Citizens State Bank of New Castle. Please also confirm whether you intend to extend the agreement beyond the current termination date of December 31, 2022. If not, please indicate the amount you will owe upon termination. Please also specify the collateral in which Citizens State Bank has a security interest.

Business, page 37

9. We note various sources cited on pages 41 and 42. To the extent that you commissioned the research produced by any of the foregoing sources for use in connection with the registration statement, please file such party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Please also disclose by what basis (ex: revenue, size, etc.) you "believe that [you] are one of the emerging leaders among the medical communications agencies."

10. We note your discussion of the market opportunity for your various businesses, as well as your disclosure that your Behavioral and Mental Health and your Digital Health business segments "have not generated any revenue to date" and your disclosure on page 35 that you "have two main forms of revenue – clinical staffing revenue and medical communication revenue." To provide investors with a complete and balanced picture of your business, please disclose here, in the prospectus summary, and elsewhere as appropriate a breakdown of revenue by for each of your major services. In this regard, your disclosure on page 35 indicates that your Health Education and Clinical Workforce segments generated your two main forms of revenue in 2021, and nearly 90% of your revenue came from your Clinical Workforce business alone. To the extent any of the services discussed on pages 37-40 are aspirational or you have not yet generated revenue from such services, please make this clear in the disclosure.

11. Please revise as appropriate to discuss your "Government Solutions" business, as your website indicates that you operate this sixth business segment in addition to the five segments disclosed.

12. Please clarify whether you have generated and/or are generating revenue through the Mental Health Agreement entered into in September 2021, and more generally, through

your Population Health Management business segment. Also disclose here and in the Prospectus Summary that the "Indiana Family and Social Services Administration accounted for approximately 98% of revenues and 86% of accounts receivable at December 31, 2021," as you disclose on page 19, and clarify whether such revenue and accounts receivable pertain to the Mental Health Agreement, the NeuroDiagnostic Agreement, or a combination thereof. Please clearly state throughout the prospectus the number of customers that you have currently and your dependence on such customers.

13.   We note your discussion on page 19 identifying Precision Value, LLC as one of your major customers and noting that such customer "accounted for approximately 11% of accounts receivable at December 31, 2021." Please discuss the material terms of the agreement and file such agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We also note your disclosure on page 15 that you "depend on some independent content providers" and that you "may have no means of replacing content providers." Please provide us with your analysis as to whether such provider relationships are material to your business, and to the extent material, please file any associated agreements as an exhibit to the registration statement.

Executive and Director Compensation, page 50

14.   Please provide the information required Item 402(m) of Regulation S-K for each of your two most highly compensated executive officers other than Deepika Vuppalanchi.

Certain Relationships and Related Person Transactions, page 56

15.   Please identify the "principal owners and management team" and your "founders" when discussing the loans made by STLogics, the award you paid to STHolding Corp, and the lease with STVentures. Please provide similar information for the beneficial owners of Radcube, LLC. Please refer to Item 404 of Regulation S-K. Please also file your lease with STVentures as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Principal Stockholders, page 58

16.   Please revise to disclose the address of each of the beneficial owners to the extent not already disclosed (e.g., Laura Jensen, James Amira and Feroz Syed). Refer to Item 403 of Regulation S-K.

Notes to Financial Statements
Basic and Diluted Loss Per Share, page F-10

17.   Please explain your basis for assuming the conversion of Class B common stock into Class A common stock, as the effect appears antidilutive. See ASC 260-10-45-19.

General

18. We note your placeholder for the initial public offering price range in the IPO Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness and that you will disclose the midpoint of the range. However, the Selling Stockholder Prospectus cover page includes a placeholder for the fixed initial public offering price. Please tell us whether the selling stockholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares and revise the Selling Stockholder Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling stockholders will not make any sales until the shares are listed on a national securities exchange, and revise your Selling Stockholders Prospectus cover page to remove the reference to a fixed price and clarify that such selling stockholders will sell their shares at market prices once trading of your common stock begins. Please also revise the IPO Prospectus cover page to state that the offering is contingent on approval of the Nasdaq listing, as your disclosure on page 73 states that "we will not complete this offering unless we are so listed."

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Fessler